UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 23, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Santarus, Inc.
File No. 0-50651

Salix Pharmaceuticals, Ltd.
File No. 0-23265

CF #32071

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Salix Pharmaceuticals, Ltd. (successor to Santarus, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Santarus, Inc. excluded from Exhibit 10.49 to its Form 10-K filed on March 5, 2012, as modified by the same contract refiled with fewer redactions by Salix Pharmaceuticals, Ltd. as Exhibit 10.1 to its Form 8-K filed on February 13, 2015.

Based on representations by Salix Pharmaceuticals, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.49 to Form 10-K filed March 5, 2012	through March 5, 2018
Exhibit 10.1 to Form 8-K filed February 13, 2015	through March 5, 2018

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary